UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

9 August 2006

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press releases:

ILVA awards TNT Logistics UK contract, 8 August 2006

TNT Express wins Volvo Dubai contract, 9 August 2006

8 August 2006

ILVA awards TNT Logistics UK contract

ILVA, one of Denmark's largest furniture retailers, has chosen TNT Logistics as its supply chain partner for its launch into the UK market.

TNT Logistics has been awarded a multi million pound contract to manage all warehousing, store replenishment and home delivery. TNT will also be responsible for the Customer Call Centre.

ILVA, known for its appealing store environments and product leadership, opened its first 120,000 sq ft store outside Scandinavia at Thurrock (London) on August 3. Other stores will be opened this year in Manchester and Gateshead.

Colin Haggerty, Chief Operating Officer of ILVA UK, says TNT Logistics has provided the ideal solution for ILVA. "Not only do they have the scale and experience, they have the systems and people with the correct attitude that we need, and of course they have the flexibility to handle our plans for rapid growth."

Neil Crossthwaite, Managing Director TNT Logistics UK, says: "We are delighted to win this contract and to be part of this exciting launch of ILVA in the UK. We already have extensive experience in home delivery and I know we can offer the high quality service that the ILVA products deserve."

More than one million sq ft of warehousing will be managed by TNT Logistics.

The contract will create 550 new jobs, with distribution centres at Doncaster and Hull.

Following its success in Denmark and recent launch into the Swedish market, ILVA has announced ambitious plans for growth in the UK over the next few years.

9 August 2006

TNT EXPRESS WINS VOLVO DUBAI CONTRACT

TNT Express - the world's leading B2B express delivery company - has unveiled a two-year contract with Volvo for transportation services from the automobile giant's newly-built Regional Parts Distribution Centre (RPDC) in Dubai.

The distribution centre makes spare parts available to dealers of Volvo trucks, Mack trucks, Volvo Construction Equipment and Volvo buses in 17 countries throughout the Middle East and Africa.

The link-up will see TNT responsible for transporting more than 1.1 million kilograms of spare parts annually from the Volvo RPDC, of which 90% will be moved through the company's strategic Middle East Road Network (MERN). This will make TNT one of the major service providers to Volvo's RPDC in Dubai.

"Key reasons for TNT's success are its ability to meet and exceed Volvo's transit time requirements and in offering competitive rates in the high volume trade lanes across the region," said Darryl Regan, Regional Global Account Director for India, Middle East and Africa (IMEA).

"We could clearly demonstrate to Volvo the cost and service benefits we had delivered to other automotive customers based in Dubai, who required similar complete spare parts and distribution services. This is another great success story supporting the MERN expansion, which offers customers a superior day-definite road express service at a very competitive price," he adds.

The road network has proved to be the backbone of TNT's regional strategy, and, as the company prepares to celebrate a 25 year anniversary in the UAE, OHSAS 18001 accreditation for exemplary health and safety standards in Bahrain, and massive on-going infrastructure investment in Saudi Arabia - continued expansion of the MERN will be critical in sustaining Middle East growth.

With plans to open new road hubs in the UAE, Bahrain and Saudi Arabia next year, as well as an additional trucking facility in Kuwait, further strengthening the MERN, TNT is continuing to cater for its rapid regional growth and on-going penetration of Gulf markets over the next five years.

TNT's ability to navigate the existing and complex regional customs clearance processes provided additional weight to its bid, "Our ability to effectively and quickly clear shipments throughout the Middle East is unrivalled," explains James Edgeworth, National Major Accounts Manager UAE.

He continued: "TNT has its own clearance facilities within its depots in Dubai, Bahrain, Kuwait and Saudi Arabia, all of which serve to reduce transit times and enhance our customer service."

TNT Express is the world's leading business to business express delivery company. The company delivers 3.5 million parcels, documents and pieces of freight a week to over 200 countries using its network of nearly 900 depots, hubs and sortation centres. TNT Express operates over 19,000 road vehicles and 43 aircraft and has the biggest door-to-door air and road express delivery infrastructure in Europe.

TNT Express employed over 48,000 staff worldwide per year end 2005 and is the first ever organisation to achieve global recognition as an Investor in People. The company reported revenue of € 2.9 billion in the first half of 2006. Operating income from TNT Express increased by 21.5% to €277 million in the first half of 2006 compared to the same period in 2005. The TNT Express website is: http://www.tnt.com/express

TNT N.V. provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs over 128,000 people (over 163,500 people including the division Logistics which is intended to be divested). In the first half of 2006, TNT reported € 5.3 billion in revenues (over 7 billion including Logistics). TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 9 August 2006